
OFFERING MEMORANDUM DATED JUNE 29, 2018



Sagoon Inc.
1980 Teasel Ct.
Woodbridge, VA 22192
703-762-6560
www.Sagoon.com

Up to $1,069,983 million in Shares of Class C Common Stock at $23 per Share
Minimum Investment: 44 Shares ($1,012)
Minimum Target Amount: $10,005

See "Securities being offered" at page 42.


This offer will terminate at the earlier of (1) the date at which the Maximum Offering amount has been sold, (2) the Target Date of the Offering identified in Part I of this Form C, or (3) the date at which the Offering is earlier terminated by the Company at its sole discretion. The company has engaged Prime Trust, LLC as escrow agent to hold any funds that are tendered by investors. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In this Offering Memorandum, the term "Sagoon," "the company," "we" or "us" refers to Sagoon Inc. and its consolidated subsidiaries.

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Sagoon Inc. ("Sagoon" or the "company") is a Delaware corporation, incorporated on December 29, 2006, that operates www.Sagoon.com, a social media platform. The company believes that Sagoon.com enables users to make a true connection with others. The company intends to generate revenues from advertising and the sale of gift cards and coupons. The company intends that eventually it will be able to provide its user base the ability to monetize time spent on the website through a revenue-sharing model.

The Offering

Securities offered in this Offering:	Up to 43,481 shares of Class C Common Stock ($1,069,983) (the "Offering"). The company has set a target amount of $10,005 (the "Target Amount") in this Offering.
Securities Intermediary	This Offering is being conducted through the StartEngine funding portal (CRD # 282945) at www.startengine.com.
Concurrent Regulation A offering	Concurrently with this Offering under Regulation CF, the company is making an offering under Regulation A (together with this Offering. The "Combined Offering"). The

Combined Offering is for the sale of up to 869,564 shares of Class C Common Stock ($20,000,000). No offer of the Regulation A shares are made hereby.

Minimum investment:	44 shares ($1,012)
Common Stock outstanding before the Combined Offering[1]	3,359,301 shares
Common Stock outstanding after the Combined Offering[1][2]	4,228,865 shares
Classes of Common Stock:	There are three classes of Common Stock authorized. Each share of Class A Common Stock has one vote. Class B Common Stock is non-voting. Each share of Class C Common Stock has 1/10 of a vote. The securities offered in this Offering are Class C Common Stock and have limited voting rights.
Use of proceeds:	The net proceeds of this Offering will be used as working capital to build and expand the company's business. See "Use of Proceeds."

[1] Includes 2,361,000 shares of Class A Common Stock held by founder and CEO Govinda Giri, 989,800 shares of Class B Common Stock issued to initial investors from a prior friends and family round, and 8,501 shares of Class C Common Stock issued to investors in a prior private offering. See "Securities being offered" for more information.
[2] Assumes the sale of 869,564 shares in the Combined Offering.

The Company's Business

Overview

Sagoon is a social commerce platform whose goal is to define the global standard for social media with its social path: **CONNECT – SHARE – EARN.**

Sagoon's mission is to change the way people use and interact on social media today. Sagoon plans to be a pioneer in monetizing social media, enabling users to earn financial rewards while connecting with others and sharing personal experiences.

We call Sagoon a *"social movement"* – CONNECT – SHARE – EARN

CONNECT: Sagoon wants people to go beyond simply connecting and instead to build meaningful and productive relationships.

SHARE: Sagoon's aim is to enrich the quality of interactions with close friends and loved ones. Users can share secrets story, multimedia, and personal information.

EARN: Sagoon wants to share its earnings with its users. Users spending time with Sagoon should learn, enjoy, and eventually earn cash rewards. We think that Sagoon's most exciting feature will eventually be its ability to provide monetary rewards to users for the time they spent on this social network.

While Sagoon has not yet generated any revenues and there can be no assurance that we will generate revenues in the future, Sagoon has been used by 2,000,000 people across the globe and collectively they have invited millions people to join the platform (these people are on our waiting list). The largest number of our users is in India, followed by Nepal and the United States. Sagoon's strategy is based on years of experience, which we believe will help us to gain more users internationally.

Supported by popular news and media in Nepal and India, we have received extensive media coverage. We currently have approximately 35 full-time and part-time employees based in the United States, India and Nepal. The company's operations and finance are managed in the United States, technical development is done in India and marketing is carried out from Nepal.

The Problem We Solve
Despite a multitude of social media sites, we believe there is no platform that builds true connections. And there is no social media site that allows its users to monetize their time on the site.

We have found most of today's social networks were built around a time-consuming networking concept. This is no longer a novel idea and, in fact, makes millions of lives unnecessarily complicated. All too often, we see our "friends" on social media appearing to enjoy an expensive and exciting lifestyle. In the end, this doesn't usually provide a solution to our needs; instead, it creates envy and social isolation.

As a result, many people are searching for new ways to engage with real friends and create more meaningful relationships, while spending their time productively. Sagoon aims to change the way people use and interact on social media, with an online shopping and gifting feature.

Features include:
- Value Sharing
- Mood Talk
- Private Messaging
- Scheduling
- Social Shopping/Gifting

At present, Sagoon is used by people of all ages. The primary product allows for the building of social connections and the sharing of secret story, both publicly and privately. Additionally, it provides for the organization of daily tasks and schedules and the ability to "chat" seamlessly through MoodTalk. The current features available on desktops and Android app include: MyDay, Sharing Secret Story, and Mood Talk. These current features are also available on mobile web (browser).

Sagoon Features Currently Available
My Day – this feature has a top section that highlights your current location whenever you log into Sagoon; local time and weather reports help travelers to plan their day, wherever they may be.

- Share Schedule – a tool for scheduling meetings and creating timetables; this can be shared with coworkers and family members so that your spouse, for example, can know where you are without wasting time or money texting or phoning.
- Share To-Do List – an online tool to help track your projects, tasks and chores – again this can be shared with partners, family members, etc.
- Send Reminder – a useful online tool for those of us who tend to forget tasks or appointments.

Secret Story– a messaging service with a 220-character limit. Users can post messages as 'Open Secrets," allowing all contacts to view, like or dislike, or post secretly with a private message that will vanish after it has been read.

MoodTalk – an online "chat" tool that helps you to communicate using "moods" (happy, sad, sick, awesome, etc.), letting your moods do the talking while you chat. Chats also vanish automatically after 24 hours.

Social Smart Card
The Social Smart Card is a digital card for all the shopping and gifting needs of users. We intend to launch this product by the end of 2018 or early 2019. It will allow Sagoon users to earn money while shopping, redeeming coupons and gifting their loved ones.

How will it work?
- A Payment Gateway (merchant account) will be built directly on the Sagoon platform for merchants.
- Sagoon partners with vendors to offer gift card and coupons.
- The Company will integrate partners' product APIs into the Social Smart Card, which would permit us to call data from our partners' product interface and integrate that information onto our site. Potential partners that we intend to approach include companies such as Target and Sears, as well as India-based online and offline retail stores.
- Every Sagoon user will receive a Sagoon Social Smart Card free when they create a Sagoon profile.

- Sagoon users could use the Social Smart Card to buy from partners and send gifts to loved ones; they could also shop and redeem the amounts on their card online or on retail stores.

In November 2014, Sagoon launched the Social Smart Card as a pilot program to test the potential market. During the pilot program, this feature was tested by over 90,000 users and attracted significant interest.

Why We Believe Sagoon is a Game Changer
It's simple: revenue sharing. We believe that Sagoon's platform will be a pioneer in its field with the innovative idea that users can make social connections while also sharing personal stories and earning money. Once launched, users will receive an online "Social Smart Card" that allows them to redeem coupons, give gifts, and also earn financial rewards. The Social Smart Card – which we anticipate we will launch by the end of 2018 or early 2019 – will allow every user to earn a percentage of Sagoon's revenue.

Finding All Things in One Place
Sagoon combines the best features of other social media sites and apps: sharing multimedia, chatting, private messaging, shopping, and daily scheduling, all in one place.

Globally, people spend between two and six hours a day on social media, checking their Facebook and Twitter accounts an average of once an hour. With Sagoon, this time will not be wasted but will potentially bring users financial rewards.

Even with the relatively limited resources of a startup, we believe that Sagoon has already defied expectations – with more than 2,000,000 users, sharing of more than four million messages.

The Market We Are Focused on
Our targeted market will encompass the world's 2.8 billion social media users. Additionally, U.S. gift card spending hit $130 billion in sales in 2015, an increase of more than 6% over 2014, although close to $1 billion went unused. Total gift card volume is projected to reach $160 billion by 2018 according to CEB TowerGroup.

Technology
Sagoon's technology eliminates many barriers that exist in traditional methods of computing and therefore makes its process faster and less expensive. Sagoon was developed based on the latest technology and plans to use semantic technology and Natural Language Process, Machine Learning, Artificial Intelligent and Blockchain methods in future. We believe utilizing the aforementioned technology will result in significant savings in energy costs and data security.

Key People
Govinda Giri, founder of Sagoon Inc., has more than 15 years of experience in Information Technology Enterprise Solutions, working with both the U.S. government and with private

companies. Giri runs the Company and as "chief architect" at Sagoon builds products and core technology.

Swati Dayal, co-founder, has more than eight years of experience working in the web and mobile space, and carries out the day-to-day work of Sagoon India, a private limited company wholly owned by Sagoon Inc.

In addition, Sagoon currently employs a key management team and approximately 35 full time employees, in India, US and Nepal. The management team continues to hire software developers and engineers and management to scale the business as needed.

Update Since the Since the Regulation A Offering
In July 2017 the Company commenced a Regulation A offering. The Regulation A offering consists of Class C Common Stock. Since the Regulation A offering, Sagoon has taken numerous steps to further its social media footprint. In January 2018 Sagoon launched the Android App. We continue to develop our platform to support our growing user base. We intend to launch iOS app in the coming months.

Market
Recently, many issues relating to data security and users privacy has been raised in our industry. Currently, we are taking the necessary steps with our research and development teams to utilize blockchain technology to solve the growing problem of data security.

Marketing and Advertising
At this time, our marketing efforts are minimal due to budgetary constraints. Currently, we reach out to potential users through social media campaigns, published news articles and content marketing.

Sagoon intends to accept advertising by 2019. The Company believes that this creates a spin cycle of positive outcomes: advertising attracts more users; an increased number of users attracts more advertising; and more advertising produces more revenue that is then shared by users.

Property
During December 2016, the Company entered into a non-cancelable operating lease agreement to lease office space in India. The Company received the first 5 months free, thus, accrued rent of $19,565 and $3,059 is recorded as of December 31, 2017 and 2016, respectively. Future annual minimum payments for the non-cancellable lease as of December 31, 2017 are as follows: $85,094 for the year ended December 31, 2018 and $81,363 for the year ended December 31, 2019.

Selected Risks

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled "Risk Factors" immediately following this summary. These risks include, but are not limited to, the following:

- The company has a limited operating history
- The company has limited tangible assets and its continued operation requires funding
- The company is dependent on its management, founders and sponsors to execute the business plan
- The company faces significant competition
- The company has incurred and intends to incur debt
- The company faces development and business risks
- The company's expenses could increase without a corresponding increase in revenues
- We may be unable to maintain and enhance product image
- If we are unable to protect effectively our intellectual property, we may not be able to operate our business, which would impair our ability to compete
- We could suffer computer, website or information system breakdown
- Changes in the economy could have a detrimental impact
- We could experience regulatory and legal hurdles
- The Company's consolidated financial statements include a going concern opinion
- The offering price has been arbitrarily determined
- The company may undertake additional equity or debt financing that may dilute the shares in this Offering
- Concurrent Regulation A offering
- The company may not raise the maximum amount being offered
- The company may not be able to obtain additional financing
- Our management has broad discretion in application of proceeds
- There is no assurance the company will be able to pay distributions to shareholders
- The company's indebtedness could adversely affect its business and limit its ability to plan for or respond to changes in its business, and the company may be unable to generate sufficient cash flow to satisfy significant debt service obligations
- We will be subject to Regulation A's ongoing reporting requirements
- You can't easily resell the securities
- Your economic interest in the company may be less than your ownership interest

RISK FACTORS

The purchase of the company's Class C Common Stock involves substantial risks. You should carefully consider the following risk factors, in addition to any other risks associated with this investment. The shares offered by the company constitute a highly speculative investment and you should be in an economic position to lose your entire investment. The risks listed do not necessarily comprise all those associated with an investment in the shares and are not set out in any particular order of priority. Additional risks and uncertainties may also have an adverse effect on the company's business and your investment in the shares. An investment in the company may not be suitable for all recipients of this Offering Memorandum. You are advised to consult an independent professional adviser or attorney who specializes in investments of this kind before making any decision to invest. You should consider carefully whether an investment in the company is suitable in the light of your personal circumstances and the financial resources available to you.

Risks Relating to the Company's Business

The Company Has a Limited Operating History

The company has a limited operating history and there can be no assurance that the company's proposed plan of business can be developed in the manner contemplated. If it cannot be, investors may lose all or a substantial part of their investment. The company's present business and planned business are speculative, and in the earliest stages of development, and subject to numerous risks and uncertainties. The development of the company's services has already encountered delays. There is no guarantee that the company will ever realize any significant operating revenues or that its operations ever will be profitable. The audited financial statements of the company include a "going concern" paragraph that notes that there is substantial doubt about our ability to continue as a going concern.

The Company Has Limited Tangible Assets and Its Continued Operation Requires Funding

The company has limited tangible assets and its continued operation requires funding, even beyond the Maximum Offering amount. The company currently has only minimal assets and a significant portion of its funding will come from this Offering, which is unlikely to be enough to bring the company to profitable operations. Further fundraising is likely may be necessary in order to make the company's business plan viable. Any such fundraising (whether by future offerings of equity or debt securities, or by borrowing money) may be on terms that are better than the terms offered to investors in this Offering.

The Company Is Dependent On Its Management, Founders and Sponsors to Execute the Business Plan

Sagoon is dependent on its management, founders and sponsors to execute the business plan. The success of the company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The company's operations and viability will be also dependent on its management team including Govinda Giri, the company's CEO. The company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the company and its business.

The Company Faces Significant Competition

We will face significant competition in the United States, India, Nepal and in all countries and markets. The company will be in direct competition with both new companies and existing companies that provide similar services, some of which currently hold a dominant position in the market. Some or all of these companies will have far more financial resources, a more established track record and more experience in the business than the company and there can be no assurance that we will be able to successfully compete.

The Company Has Incurred and Intends To Incur Debt

The company has incurred and intends to incur additional debt in connection with opening its business. Complying with obligations under such indebtedness may have a material adverse effect on the company and on your investment, especially if we are obligated to repay debt when with funds that could be used building out our operations.

The Company Faces Development and Business Risks

We will be subject to the risks generally incident to the ownership and operation of a business engaged in the operation of online business, including without limitation, fluctuations in the cost of improving and changing technology, other materials and services and the availability of financing for the company's activities, inability to timely deliver completed products or services to customers, risk of rejection of products or services from customers, possible theft of trade secrets and/or unauthorized use of the products or services, possible trademark or patent infringement claims, both as to liability and the cost of defense of the same, and loss of or inability to attract key personnel, general and local economic conditions, the supply and demand for products and services similar to those of the company, and laws, regulations and taxes, all of which are matters beyond the company's control, may have a material adverse effect upon the value of the company and upon the ability of the company to operate profitably. There is no assurance that the company's efforts to profitably operate and develop its business will be successful. Companies, particularly new ones, frequently fail. If that should occur, investors in the company stand to lose their entire investment.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues

The company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to:

- increases in the rate of inflation;
- increases in taxes and other statutory charges;

- changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies;
- significant increases in insurance premiums;
- increases in borrowing costs; and
- unexpected increases in costs of supplies, goods, equipment or distribution.

We could also be affected by an increase in the cost of labor, utilities, internet and computer related expenses, and other expenses. The company may not be able to increase its revenues to offset these increased costs without suffering reduced revenues and operating profit, and this could have an adverse effect on your investment.

We May Be Unable to Maintain and Enhance Product Image

It is important that the company maintains and enhances the image of its existing and new products. The image and reputation of the company's products may be impacted for various reasons, many of which may be beyond the company's control. Such concerns, even when unsubstantiated, could be harmful to the company's image and the reputation of its products. The company may become subject to lawsuits from customers and demanding payments from the company. These claims may not be covered by whatever insurance policies the company has in place at the time. Any resulting litigation could be costly for the company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the company's business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the company's products could damage the company's reputation and diminish the value of the company's brand, which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment.

If We Are Unable To Protect Effectively Our Intellectual Property, We May Not Be Able To Operate Our Business, Which Would Impair Our Ability To Compete

With respect to intellectual property that the company owns or will own in the future, our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of company brands (whether owned by the company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the company for its brands. Similarly, domains owned and used by the company may be challenged by others who contest the ability of the company to use the domain name or URL. Patents obtained by the company could be subject to challenge, and property that should be patented by the company but is not could lead to legal and financial issues that could have a material adverse effect on the company's financial results as well as your investment.

We Could Suffer Computer, Website or Information System Breakdown

Computer, website and/or information system breakdowns as well as cyber security attacks could impair our ability to service our users, leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the company's financial results as well as your investment.

Changes in the Economy Could Have a Detrimental Impact

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend and may adversely affect our users' confidence and willingness to spend on gifting and shopping. Any of such events or occurrences could have a material adverse effect on the company's financial results and on your investment.

We May Experience Regulatory and Legal Hurdles

The operation of an international online social media and e-commerce business could be subject to regulatory and legal hurdles. Any unanticipated delay or unexpected costs in obtaining or renewing any licenses, dealing with regulator issues or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the company's business plan and financial results and on your investment.

The Company's Consolidated Financial Statements Include a Going Concern Opinion

The company's consolidated financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. The company has not generated profits since inception, has sustained net losses of $4,558,851 and $624,524 for the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $6,293,560 and $1,744,706 as of December 31, 2017 and 2016, respectively. The company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $596,090 and $297,611 as of December 31, 2017 and 2016, respectively.

Risks Relating to This Offering and to Ownership of the Shares

The Offering Price Has Been Arbitrarily Determined

The offering price of the shares has been arbitrarily established by the company based upon its present and anticipated financing needs and bears no relationship to the company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the shares may not be indicative of the value of the shares or the company, now or in the future.

The Company May Undertake Additional Equity or Debt Financing That May Dilute the Shares Being Offered

The company may undertake further equity or debt financing which may be dilutive to existing shareholders, including investors in this Offering, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of shares subscribed for under this Offering.

Concurrent Regulation A Offering

This Offering under Regulation Crowdfunding is being primarily made to potential investors that we cannot currently offer shares to pursuant to Regulation A due to state securities laws. The information presented to Regulation A investors is slightly different and can be obtained here: https://www.sec.gov/Archives/edgar/data/1639953/000114420417037373/v471033_partiiandiii.htm. Shares sold in reliance on Regulation A are not subject to any restrictions on transfer, unlike the shares offered in this Offering.

The Company May Not Raise the Maximum Amount Being Offered

There is no assurance that the company will sell enough shares to meet its capital needs. If you purchase shares in this Offering, you will do so without any assurance that the company will raise enough money to satisfy the full use of proceeds the company has outlined in this Offering Memorandum or to meet the company's working capital needs.

The Company May Not Be Able To Obtain Additional Financing.

Even if the company is successful in selling the maximum amount of shares in the Offering, the company may require additional funds to continue and grow its business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy, which could seriously harm our business, financial condition and results of operations. If the company needs additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to the company's current shareholders, including investors in this Offering. A portion of our notes payable are currently in default and payable upon demand. This default may affect our ability to obtain additional financing.

Our Management Has Broad Discretion in the Application of Proceeds

The management of the company has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changed circumstances and opportunities. As a result, the success of the company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof. Investors who purchase the shares of Class C Common Stock will have limited voting rights on this and other company matters. Shares of Class C Common Stock have limited voting rights equal to one-tenth (1/10) of one vote per share

There Is No Assurance the Company Will Be Able To Pay Distributions To Shareholders

While the company may pay distributions at some point in the future to its shareholders when and if the company is profitable, there can be no assurance that cash flow and profits will allow such distributions to ever be made.

The Company's Indebtedness Could Adversely Affect Its Business And Limit Its Ability To Plan For Or Respond To Changes In Its Business, And The Company May Be Unable To Generate Sufficient Cash Flow To Satisfy Significant Debt Service Obligations.

We may incur long-term debt and/or short-term debt in the future, and the future indebtedness could have important consequences, including the following:

- increasing the company's vulnerability to general adverse economic and industry conditions;
- reducing the availability of the company's cash flow for other purposes;
- limiting the company's flexibility in planning for, or reacting to, changes in the company's business and the industry in which it operates, which would place the company's at a competitive disadvantage compared to its competitors that may have less debt;
- limiting, by the financial and other restrictive covenants in the company's debt agreements, the company's ability to borrow additional funds; and
- having a material adverse effect on the company's business if it fails to comply with the covenants in its debt agreements, because such failure could result in an event of default that, if not cured or waived, could result in all or a substantial amount of the company's indebtedness becoming immediately due and payable.

The company's ability to repay any future indebtedness will depend on the company's ability to generate cash, whether through cash from operations or cash raised through the issuance of additional equity or debt-based securities. To a certain extent, the company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond its control. If the company's business does not generate sufficient cash flow from operations or if future financings are not available to it in amounts sufficient to enable the company to fund its liquidity needs, the Company's financial condition and operating results may be adversely affected. If the company cannot meet its scheduled principal and interest payments on any debt obligations in the future, the company may need to refinance all or a portion of its indebtedness on or before maturity, sell assets, delay capital expenditures, cease operations or seek additional equity.

We Will Be Subject to Ongoing Reporting Requirements Of Regulation A

As a result of making an offering under Tier 2 of Regulation A, we will be required to comply with Regulation A's ongoing disclosure and reporting obligations, including annual, semi-annual and current reports. These reports will result in the incurrence of professional fees for legal, compliance and auditing. The future costs of those professional services (or any professional services) are not reflected in the "Use of Proceeds" section.

You Can't Easily Resell The Securities

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Your Economic Interest In The Company May Be Less Than Your Ownership Interest

You will be acquiring a minority interest in the company, will have limited voting rights and will have little to no effective control over, or input into, the management or decisions of the Company. Subscribers to this Offering may have an economic interest in the company that is less than the percentage of shares of Class C Common Stock they own compared to the overall shares of the company.

WHAT IT MEANS TO BE A MINORITY HOLDER

In our company, the class and voting structure of our stock has the effect of concentrating voting control with our founder, Govinda Giri. As a result, he has the ability to make all major decisions regarding the company. As a holder of Class C Common Shares, you will hold a minority interest in the company and the founders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

DILUTION

The term "dilution" means the reduction of any one share as a percentage of the aggregate shares outstanding. If all of the shares in this Offering (and the concurrent Regulation A offering) are fully subscribed and sold, the Shares offered will constitute approximately 17.6% of the total shares of the company. The company anticipates that subsequent to this Offering the company may require additional capital and such capital may take the form of other stock or securities or debt convertible into stock. Such future fund raising will further dilute the percentage ownership of the shares sold herein in the company.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. If you invest in our Class C Common Stock, your interest will be diluted immediately to the extent of the difference between the offering price per share of our Class C Common Stock and the pro forma net tangible book value per share of our Class C Common Stock after this Offering.

As of December 31, 2016, the net tangible book value of the company was ($855,104). Based on the number of shares of Common Stock issued and outstanding as of that date (3,359,301 shares) that equates to a net tangible book value of approximately ($0.25) per share of Common Stock on a pro forma basis. Net tangible book value per share consists of stockholders' deficit adjusted for the accumulated deficit, divided by the total number of shares of Common Stock outstanding. Without giving effect to any changes in such net tangible book value after December 31, 2016, other than to give effect to the sale of 869,564 shares of Class C Common Stock being offered by the company in the Combined Offerings for the subscription amount of $20,000,000, the pro forma net tangible book value, assuming full subscription, would be $19,144,896. Based on the total number of shares of Class C Common Stock that would be outstanding assuming full subscription (4,228,865) that equates to approximately $4.52 of tangible net book value per share.

Thus, if the Offering (and the concurrent Regulation A offering) is fully subscribed, the net tangible book value per share of Class C Common Stock owned by our current stockholders will have immediately increased by approximately $4.78 without any additional investment on their behalf and the net tangible book value per Share for new investors will be immediately diluted by $18.47 per share. These calculations do not include the costs of the Offering (and the concurrent Regulation A offering), and such expenses will cause further dilution.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of the shares in this Offering are $1,069,983 and in the Combined Offering are $20,000,000. The net proceeds from this Offering will be used for general working capital after deducting offering expenses. The net proceeds from the Combined Offering, assuming it is fully subscribed, are expected to be approximately $19,750,000 after the payment of estimated offering costs including legal and accounting costs, and other compliance and professional fees. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management.

Management of the company has wide latitude and discretion in the use of proceeds from this Offering. Ultimately, management of the company intends to use the majority of the proceeds for general working capital. At present, management's best estimate of the use of proceeds, at various funding milestones, is set out in the chart below. However, potential investors should note that this chart contains only the best estimates of management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the company at different times in the future, and the discretion of the company's management.

A portion of the proceeds from this Offering may be used to compensate or otherwise make payments to officers or directors of the issuer. The officers and directors of the company may be paid salaries and receive benefits that are commensurate with similar companies, and a portion of the proceeds may be used to pay these ongoing business expenses.

As the company is reliant on the proceeds from the Combined Offerings in order to undertake its anticipated business plan, we are including the description of the use of proceeds from the Combined Offering rather than just that of this Offering under Regulation CF. If we sell all of the shares being offered, our net proceeds will be $19,750,000. We will use these net proceeds for:

- Developing mobile apps (Android and IOS), launching and marketing in South Asia and the United States;
- Developing the "Social Smart Card", launching as a pilot program in Kathmandu and New Delhi, and continue adding retail vendors as our partners;
- Expanding our team by more than 50 engineers and adding office space in New Delhi and Washington DC and building a key management team;
- Developing a banner advertisement system and sales channels for those advertisements;
- Setting up a technology lab in IIT New Delhi for further research and development for technology enhancement; and
- Building an office in New Delhi.

More specific anticipated uses of funds depending on the amount of money raised are set out in the table below.

Total Raised in Combined Offering	$2,500,000	$5,000,000	$10,000,000	$20,000,000

Salaries and Wages	$ 875,000	$2,750,000	$ 5,500,000	$ 9,000,000
Computers and Software	$ 100,000	$ 200,000	$ 300,0000	$ 400,000
Research & Development	$ 240,000	$ 240,000	$ 500,000	$ 500,000
Office Construction	-	-	-	$ 3,000,000
Marketing & Products Launch	$ 100,000	$ 150,000	$ 200,000	$ 200,000
Office Expenses	$ 50,000	$ 50,000	$ 200,000	$ 300,000
Furniture & Fixtures	$ 100,000	$ 200,000	$ 300,000	$ 400,000
Server & Streaming Costs	$ 200,000	$ 400,000	$ 700,000	$ 1,500,000
Travel & Tradeshows	$ 50,000	$ 50,000	$ 50,000	$ 100,000
Utilities	$ 30,000	$ 30,000	$ 50,000	$ 100,000
Legal	$ 60,000	$ 60,000	$ 100,000	$ 100,000
Operating Reserve	$ 495,000	$ 620,000	$ 2,025,000	$ 4,325,000
Offering Expenses[1]	$ 250,000	$ 250,000	$ 250,000	$ 250,000
TOTAL	**$2,500,000**	**$5,000,000**	**$10,000,000**	**$20,000,000**

[1] Offering expenses include legal fees, accounting, advertising, travel and marketing.

We have set a target amount of $10,005 for the Offering under Regulation CF. If we do not reach that target, the company will not be able to accept any proceeds from this Offering. Our Regulation A offering is being conducted on a "best efforts" offering with no minimum offering amount other than the minimum denomination amount of $1,012, the company may close the offering without sufficient funds for all the intended purposes set out above, and may not even cover the expenses of the offering. In that event it will look to other sources of funds, including loans from its officers to fund its operations, although there can be no assurance that such funds will be available.

The company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the company and the discretion of the company's management. The company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

THE COMPANY'S BUSINESS

Sagoon Inc. was formed on December 29, 2006, as a Delaware Corporation for the general purpose of owning and operating the Sagoon website (www.Sagoon.com) and affiliated businesses. Sagoon also owns Sagoon India Private Limited, a 100% subsidiary company located in New Delhi, India and Sagoon Nepal Private Limited, a 100% subsidiary company located in Kathmandu, Nepal.

The name "Sagoon" is derived from Sanskrit and means "auspicious" or "ushering good results." It is easy to pronounce, and a well-recognized term among 1.5 billion people worldwide.

Sagoon was first conceived in 2006. At this time, Govinda Giri embarked on his mission to change the way people retrieved information from the Internet. Unhappy with Internet giants Google and Yahoo displaying 10 blue search links on the user's device, he believed that he could build a better system, offering users more choices on the first page of search results. Giri designed and built an advanced data clustering method and launched a search engine in 2009, spending only money from his own pocket.

In 2012, with the rapid development of mobile devices and Internet, Giri realized that the world was becoming a small village, with much of our offline lives having shifted to online. He observed millions of people with mobile devices clutched in their hands while trillions of items of information were fragmented and scattered in the cloud. With limited time and patience, it was little wonder that people were losing interest – clearly, people needed one place where they could get their personal needs, interests and issues addressed 24/7.

Sagoon's concept was originally designed as a search engine that would provide customized search results to fit users' various preferences. However, as trends in user behavior became apparent, the focus shifted to "Search vs Share" and in 2012, the business model was revamped to establish a social collaboration site, aimed at transforming the ways in which people share and interact through social media.

As Giri has stated, "A trigger point for starting Sagoon as a social commerce platform was the perceived need to build intimate relationships with family, friends and co-workers. In today's social networks, we spend hours trawling through others' information and in the end we don't generally find a solution to our needs. Instead, we discover the apparently expensive and exciting lifestyle of our "friends." This only creates envy and encourages social isolation; millions are becoming tired of it. As a result, many people are looking for a new way to engage with their loved ones, by sharing information that builds long-lasting emotional bonds."

Giri believed that social media networks have demonstrated a need for constant positive change. The continual demand to connect, express and reach out to people in a short time through new, effective media has resulted in negative social attitudes. Giri was well aware of the detrimental capabilities of social media. The paradox of being connected while being really alone is evidenced in today's young people, especially those in their twenties. A service that rids people of social envy, loneliness and depression - such as Sagoon - was clearly the need of the hour in Giri's opinion.

In July, 2014, Sagoon version 1.0 was launched (as a private beta) in Washington, DC. In November 2015, Sagoon version 2.0 was launched (as a public beta) in Kathmandu.

Sagoon was developed as both a website and an application, its target market being the world's 2.8 billion social media users.

Products and Services

Current Products and Services

Sagoon's comprehensive suite of products and services supports the needs of global online users. Each product suite has unique features and a different customer presentation strategy; the purpose of each application is to strengthen relationships. The core Sagoon technology enables products to be categorized semantically with lower development costs and faster speeds. The Sagoon roadmap encompasses the following products and services:



MY DAY
My Day is your smart organizer that visualizes how your day looks. This tool is designed to simplify your daily life at home and office. It has a top section that highlights your current location whenever you log into Sagoon; local time and weather reports help travelers to plan their day, wherever they may be.



The current version of this application is live for all Sagoon users. An updated version was launched in the fourth quarter of 2016.

Share Schedule – a tool for scheduling meetings and creating timetables; this can be shared with co-workers and family members so that your spouse, for example, can know where you are without wasting time or money texting or phoning.

Share To-Do List – an online tool to help track your projects, tasks and chores – again this can be shared with partners, family members, etc.

Send Reminder – a useful online tool for those of us who tend to forget tasks or appointments. This tool sends a reminder to your loved ones, for example, to take the dog out.



SECRET STORY

The secret story is an information, experience, confession or incidence of your life, which you have never disclosed publicly in words. But, if disclosed, it can make people learn something significant. This feature is designed on the idea of building a transparent society and improving the quality of a personal life.



Current version of Secret Story

Every moment there is always something going on around you. And sometimes no one knows it better than you. What if you could share it with others and bring change? It can be your own secret story! You are allowed to use 220 characters and up to three images to post a secret story. As a user, you can post your secret story under the "Open Secrets" category, allowing all of your contacts to view, like, dislike or comment on the same. While posting a secret on your timeline or sending it privately to a particular contact, you can choose to hide your identity.

The most interesting and unique aspect of sharing a secret is "tracking," which means you can see the number and the names of locations your secret story has traveled to. You can also view how many people liked/disliked your secret story from those locations.



MOODTALK

MoodTalk is a simple chatting tool which lets your mood do the talking for you. You simply switch your mood for groups or any one friend to express what you feel. As in real life where we do not record all things we say, in MoodTalk your chats also vanish automatically after 24 hours.

There can be days when you are feeling sad or sick. You don't want to open an email or any other chat app to share your emotional state with family or friends. What happens? You stay alone and feel lonely.



But with MoodTalk, if you are sick, you can set your Mood to "Sick," which will be visible to everyone in your contact list, so your loved ones might start connecting with you and you can then express your feelings to them.

Upcoming Features

The following Sagoon features are currently in development and the company plans to make them available after the current Offering is closed:

Social Smart Card

The Social Smart Card is "One Card for All" - allowing users to partake in social shopping and gifting. Each Sagoon user will automatically receive a free Social Smart Card when they join Sagoon and create a profile; they will then earn a percentage on every transaction they make with the card plus a portion of the company's revenue in return for the time they spend socializing online through the site.



Therefore, users will be paid for both shopping and spending time on social media – a "win-win" situation.

Sagoon Mobile App

Multiple apps on one interface giving users a reflection of their daily life in a single window.



IT'S ME

Sagoon's "It's Me" page will provide users with a space to showcase their true identity — for example, what interests them and who they really are. It helps potential job seekers to network with other professionals, giving them a leg up on building a better career. It's Me is a profile page that is a mix of personal and professional, helping you network with others based on your mutual interests and needs.



Our Competitors

Our direct and indirect competitors are social media networks who offer photo-sharing features like Snapchat, Instagram and Facebook and e-commerce businesses whom offer digital gift cards and coupons like Wrapp and Giftly. However, no other online social network easily combines, in one place, the ability for users to share revenue, shop, gift, schedule events, and socialize.

What We Believe Sets Us Apart

We believe the following strengths will drive our growth:

- Research and Development costs – Sagoon's R&D costs are up to five times lower than those of its competitors.
- Combination of products and services offered – socializing, scheduling, gifts and shopping, all on one site.
- Revenue share – the ability, once we launch this program, for users to earn money for time spent socializing online and commission on online purchases.
- The South Asian market – one of the largest social media markets in the world. The origins of the leadership team members give them the ability to exert influence in the South Asian market with the goal of making an impact.
- Technology – Sagoon uses a data-retrieval method based on advanced mathematical formulae that support Semantic Web and Natural Language Processing (NLP).

Sagoon's Growth Plan: Our user base is approaching two and half a million; however we expect that, by running this equity crowdfunding campaign, and by launching our iOS mobile app and social smart card, we hope to increase that figure to several million in the short term.

We intend that this growth will be engendered by the increased development of business infrastructure and technology. Our ultimate goal is to establish a foothold in the social commerce market, currently worth $300 billion. We are undeterred by growing competition in this field, offering, as we do, the unique advantage of combining social media, gifting, scheduling, online shopping, and the ability to earn financial rewards all in one place.

Revenue Model: Sagoon's revenue will be generated by the use of Social Smart Cards and coupons, with Sagoon earning up to 10% on each transaction. Eventually, we anticipate that we will realize revenue from digital banner advertising on a CPM basis. The dynamic social platform will provide social media, shopping and gifting in one place through the Social Smart Card, which will eventually give all users a share in the our earnings.

Technology

Technical requirements are quite complex, especially when building a social media network. Initially, Sagoon started using PHP, Apache2 and MySQL (for database) in the back end, and JQuery, HTML 5 and CSS in the front end. We were still in the initial phase and therefore the technology was quite basic. We didn't even feel the need for cloud hosting. But as we launched new versions, the team felt the need for upgrading.

We replaced JQuery with Angular to smooth user experience and also introduced partial node for a better chat experience. Some other technological advancements we have brought to Sagoon are:

- AJAX for immediate response
- Cloud hosting
- MySQL optimization
- Replaced Apache2 with NGINX
- Mongo DB
- Automated deployment


AWS
VPS
Public
Private
Internet
Incapsula WAF
Sagoon ELB
Amazon EC2
Auto Scaling
Chat. Sagoon. com
Blog. Sagoon. com
Sagoon Users
Sagoon Developers
Public
Bastion
NAT
Amazon EC2
R
MySQL
M

The technological requirements keep on changing with each update we launch.


Brainstorming
Documentation
Development
Testing
Deployment

In our production environment, the process of launching any update usually starts with a brain storming discussions followed by clean documentation. Then, development starts and after its completion, testing is done by a group of certified quality analysts. After their green light, the update is rolled out to a small percentage of guest users to gauge their response. Any updates are introduced to all global users after crossing all levels of production environment.
At present, we are upgrading our backend to further improve the experience of users on Sagoon.

Technology Plans: Sagoon plans to eventually use semantic technology and a Natural Language Process method, which will mean very significant savings in energy costs.


Documents/ pages
INTERNET CONTENT
Keyword Ranked List
SAGOON DATABASE
Semantic Categorized List
SAGOON ALGORITHM
Link Analysis
Keyword Analysis
Link Analysis
Sagoon

Sagoon data retriving Architecture

Sagoon India Pvt. Ltd.

Sagoon India Pvt. Ltd (Sagoon India) is 100% owned by Sagoon Inc. Sagoon India is also managed and operated by the same management team and takes advantage of Sagoon Inc.'s infrastructure, expertise, and experienced people as we look at business development in India.


vatika

The team in India operates from the beautifully designed Vatika MINDSCAPES Centre (pictured), located at the 8th Floor of Tower B in Faridabad, which is home to various aspiring startups.

We are in India to reinvent the wheel. We plan to combine the experience, culture and success of Silicon Valley with incredible talent that gives India the chance to change the world. We plan to roll out the same culture of product delivery, the same business model and retail concept, the same game plan, the same investment opportunity, the same employee benefits and same successful management team as a Silicon Valley company would do. We believe we have the potential to go bigger and much better because of the size of the South Asian market compared to the U.S. market – more than 500 million Internet users at present, a figure that is projected to reach more than 700 million by 2018.

We have a team and an infrastructure already in place. We plan to hire and build a bigger team with key management, developers and engineers after closing this equity crowdfunding campaign.

Sagoon in the Media

Sagoon already has a strong media reputation in South Asia. We have more than 124,000 Facebook followers globally. Hundreds of Thousands of people visit our site on a monthly basis.

Sagoon has been featured in major national media in India and Nepal. Sagoon has appeared in *Times of India, Economic Times, Himalayan Times, Kathmandu Post, Business Standard* and many more, plus magazines and tech news sources.

Property

Sagoon leases office space in India.

Valuation

For this Offering the company determined the offering price of the shares arbitrarily based upon its present and anticipated financing needs and bears no relationship to the company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the shares may not be indicative of the value of the shares or the company, now or in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Artesian CPA, LLC, our independent auditor, has not been engaged to perform and has not performed, since the date of its report included herein, any procedures on the financial statements addressed in that report. Artesian CPA also has not performed any procedures relating to this Offering Memorandum.

The following discussion includes information based on our unaudited operating data for 2018 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes an audit of those statements.

Sagoon Inc. was formed December 29, 2006, as a Delaware Corporation, for the general purpose of owning and operating the Sagoon website.   Sagoon has not generated any revenues.

Results of Operations: *Years Ended December 31, 2017 and 2016*
Revenue: For the years ended December 31, 2017 and 2016 we generated no revenue. We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

Operating Expenses: Operating expenses for the years ended December 31, 2017 and 2016 were $1,834,736 and $539,095 respectively, a 242% increase year-over-year. The overall increase was primarily due to the ramping up of our operations. These efforts resulted in increased costs related to outsourced project development, salaries and wages, travel to and from India, web hosting and other related costs, advertising, etc. Research and development costs increased 169% to $616,338, general and administrative expenses increased 205% to $826,566 and sales and marketing increased 897% to $391,832.

Other Expense: Other expense for the years ended December 31, 2017 and 2016 was $2,714,118 and $85,429 and respectively, a 3,077% increase year-over-year. The overall increase was due to a loss on extinguishment of a note payable and related interest expense.

Net Loss: As a result of the foregoing, net loss for the years ended December 31, 2017 and 2016 were $4,548,854 and $624,524 respectively.

Since December 31, 2017 the company has acquired more than 2.5 million users. In addition, the company has entered into an investment agreement, for up to $5 million with HT Overseas

Pte. Ltd ("HT Singapore"). The investment by HT Singapore will (i) enable the company to further develop the platform so that it can support millions of users engagement and (ii) facilitate the completion of the iOS app development.

Liquidity and Capital Resources

We had net cash of $ 312,112 and $295,383 at December 31, 2017 and 2016, respectively.

During the years ended December 31, 2017 and 2016, we used cash flows in operations in the amounts of $1,666,083 and $480,866, respectively.

Cash used in investing activities during the years ended December 31, 2017 and 2016, was ($1,770) and $0, respectively. To date investing activities have been minimal and have consisted with the purchase of property and equipment used in our operations.

Cash provided by financing activities during the years ended December 31, 2017 and 2016 was $1,694,579 and $746,728, respectively. Since inception, the Company has been dependent upon the sale of common stock, proceeds from notes payable and short term advances from related parties.

Since inception the company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. As of December 31, 2017 and 2016, principal amounts due to the Chief Executive Officer and shareholders under these loans were $259,797 and $408,279, respectively. The Company's total liabilities at December 31, 2017 were $993,174.

As of April 30, 2018, our current cash on hand is approximately $397,000.

Plan of Operations

Our plan of operations over the next twelve months consists of the following:

PRODUCT DEVELOPMENT AND SUPPORT
- Continue development of the platform and rollout of our desktop and mobile apps.
- Update and improve current services: My Day, Secret Message and MoodTalk for web and mobile apps.
- Launch It's Me - a professional and personal page.
- Develop Social Smart Card - a shopping and gifting card.

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY
- Develop robust technology infrastructure to support millions of users engaging and communicating through web desktop and mobile apps.
- Develop a robust and a scalable mobile application infrastructure to support multiple vendors' mobile devices.
- Develop and integrate big data structure and algorithm to support user data and communication, shopping and gifting and monetization system.

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

- Expand the office space in New Delhi, India and Northern Virginia, U.S.
- Develop partnership with retail vendors and sell channels to implement "Social Smart Card" in India and US.
- Run events for product launch, branding and tradeshow.

In order to accomplish the plan of operations stated above we would require $2,000,000 in funding.

We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Trend Information
Our target market encompasses the world's 2.8 billion social media users. We have a strong media reputation in South Asia. In addition, we have more than 124,000 Facebook followers globally. Hundreds of Thousands of people visit our site on a monthly basis.

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis.

RECENT OFFERINGS OF SECURITIES AND OUTSTANDING DEBT

During the past three years, the company has engaged in the following offerings of securities:

- In September 2015, the company sold $66,949 in notes payable, with an interest rate of 24% and payments due on demand, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- Commencing on September 1, 2015 and through March 27, 2017, the company sold $296,500 in notes payable, with an interest rate of 8% and payment due on demand, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- From August thru October, 2016 the company sold $110,000 in convertible notes to 5 holders. The convertible notes have an interest rate of 15% and maturity dates three years from the date of issuance (dates ranging from August to October 2019). The convertible notes were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- In October 2016 the company sold $300,000 in notes payable, with an interest rate of 12% and maturity date of October 1, 2018, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- From August to December, 2016 the company sold $90,000 in notes payable to various shareholders. The notes payable have interest rates ranging from 8%-12% and maturity dates one year from the date of issuance (dates ranging from August to December 2017). The notes payable were sold pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- In August 2016, the company sold 8,501 shares of Class C common stock, pursuant to Rule 506(c) of Regulation D. The company used the proceeds from that offering for general operations.
- During September 2016 the company sold 96,057 shares of Class C common stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.
- Subsequent to December 31, 2017 the Company sold 39,729 shares of Class C common stock, pursuant to Rule 506(b) of Regulation D. The company used the proceeds from that offering for general operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the Company as of April 30, 2018 are as follows:

Name	Position	Age	Term of Office	Full or part time
Executive Officers:				
Govinda Giri	Chief Executive Officer	52	9/2013 to present	Full
Swati Dayal	Chief Operations Officer	31	9/2013 to present	Full
Kabindra Sitoula	Chief Marketing Officer	50	7/2014 to present	Full
Mahendar Elda	Chief Technology Officer	48	8/2015 to present	Part
Directors:				
Govinda Giri	Director	52	9/2013 to present	Full



GOVINDA GIRI, FOUNDER AND CEO

Govinda Giri - the founder and CEO of Sagoon has studied Economic and Computer Science from Nepal and United States. He has more than 20 years of working experience in management and IT solutions. His skills also include search engine marketing and product management. Prior to launching Sagoon, he had worked for L3 Communication at Pentagon for 11 years as an IT support engineer in the Department of Army, Pentagon. In September 2013, he quit his job and started developing the social commerce platform, which became Sagoon.

At Sagoon, Mr. Giri is responsible for deciding the overall direction of the company and product strategy. His expertise in network design and development of communication tools allows him to fulfill his role of "chief architect" at Sagoon. Additionally, he manages the service and development of Sagoon's core technology and infrastructure.

Mr. Giri is a Cisco-certified network professional and a Microsoft-certified system engineer, who holds a provisional patent for Random Vector Model Information Relation Method, a core technology developed to resolve computing problems. He has received many awards and accolades due to his contributions to the IT sector.

Born and raised in Nepal, Giri has been based in Washington, DC for over 23 years.



SWATI DAYAL, CO-FOUNDER

Swati Dayal- Co-founder of Sagoon, has over eight years of experience in web and mobile product design and development. Prior to joining Sagoon in 2014, she worked at Sparx Technologies (located in Noida, India) as a Senior UI/UX designer for Mobile and Web for more than 5 years. Ms. Dayal is Product and Operations Head at Sagoon, and is responsible for developing innovative products; managing operational systems; strategic planning, process and policy; and the successful delivery of the company's goals and objectives.



KABIN SITOULA, CO-FOUNDER

Kabin Sitoula- Co-founder of Sagoon brings over 15 years of experience in finance and marketing in the private sector to his role as Sagoon's community outreach specialist. Prior to joining Sagoon in 2014, Sitoula worked at Premier Financial Alliance as the qualified field director for more than 4 years. At Sagoon, he is responsible for building market strategies, and raising funds and awareness among the members of the local community. He currently works part-time with the company and is also a self-employed realtor and insurance agent.



MAHENDAR EDLA, FOUNDING MEMBER

Edla is a leader in the field of Information Technology with more than 20 years of experience in project management with both the US government and the private sector. Prior to joining Sagoon in 2015, he worked as a project manager consultant at Booz Allen from 2014 to 2015, implementing cyber security application for the US government. From May 2013 to May 2014 he worked as Project Manager Consultant with Verizon, from May 2012 to April 2013 he worked as Project Lead Consultant with Fannie Mae. Before that, he worked as a project lead consultant at Library of Congress, US department of Treasury and Veterans Affairs to automate the existing manual process. As Head of Technology at Sagoon, Edla is responsible for the successful execution of the company's business mission, overseeing the development of web and mobile products right from inception to deployment. He currently works part-time with the company and part-time as a consultant for Seaford Consulting Company, implementing applications on Amazon Cloud.



DR. SATYAM PRIYADARSHY, ADVISOR

Dr. Satyam Priyadarshy, Ph.D., MBA served as Chief Technology Officer of RKA Enterprises LLC. Dr. Priyadarshy serves as Advisor of VendorStack, Inc. Dr. Priyadarshy has over 20 years of technology expertise and extensive business acumen. Before joining Foodem.com, he served as Chief Knowledge Officer of Network Solutions, LLC. since October 2008. He had Network Solutions a wealth of expertise including strategic, business, and technology consulting. He also co-founded RKR Group, Inc. He has 9+ years of experience at the leading Internet company (AOL) in various roles. In his last role, he was the co-founder of AOL Research Labs, in the office of the CTO. He has held many academic positions in different continents He held various positions including Senior Research Scientist among others at AOL, a unit of Time Warner, as well as multiple scientific positions at Rutgers, University of Pittsburgh, and The University of Sydney, Australia. He is an adjunct professor at the George Mason University School of Management and serves on the board of India International School, a non-profit organization engaged in enhancing the ancient cultural values of India. He has authored over 30 research papers and his research work has been profiled in many magazines. Dr. Priyadarshy received his MBA from the Pamplin School of Business at Virginia Tech and his Ph.D. from Indian Institute of Technology (IIT), Powai, Bombay (now Mumbai).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

From its inception in September 2013 to the present, Sagoon Inc. has paid the following annualized salaries to its executive officers:

Name	Capacity In Which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Govinda Giri	Chief Executive Officer	$ 60,000	$ 0	$ 96,000
Swati Dayal	Chief Operations Officer	$ 20,822	$ 0	$ 20,822
Kabindra Sitoula	Chief Marketing Officer	$ 36,000	$ 0	$ 36,000
Mahendar Elda	Chief Technology Officer	$ 0	$ 0	$ 0.00
Laxman Pradhan	Interim Chief Financial Officer	$ 0	$ 0	$ 0.00

Currently, the directors of Sagoon, are not compensated by the company for their roles as directors. Govinda Giri is currently the sole director of the company. He is reimbursed for is expenses related to his participation on the board of directors. The company may choose to compensate the present director in the future, as well as compensate future directors.

Employment Agreements
As of April 30, 2018 the company entered into any employment agreements with our chief executive officer, Govinda Giri. We may enter into employment agreements with other executives and employees in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Employee Stock Incentive Plan
In the future, we may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan have not been determined. Stock options or a significant equity ownership position in Sagoon may be utilized in the future to attract one or more new key senior executives to manage and facilitate our growth.

Board of Directors
Our board of directors currently consists of a single director – Govinda Giri. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors
Currently, we have established a Board of Directors. We may establish an audit committee, compensation committee, a nominating, governance committee, and other committees in the

future. Until such committees are established, the Board of Directors will act upon matters that would otherwise be addressed by such committees.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table reflects Sagoon's voting securities: The following table sets forth information regarding beneficial ownership of the company's management, directors, and holders of 10% or more of any class of our voting securities as of April 30, 2018.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of total voting power
Class A Common Stock	Govinda Giri 1980 Teasel Court Woodbridge, VA 22192	2,361,000 Direct Ownership	N/A	100%	99.97%
Class B Common Stock	Laxman Pradhan 16600 Medinah Court Silver Spring, MD 20905	20,000 Direct Ownership	N/A	2%	0%
Class C Common Stock	Laxman Pradhan 16600 Medinah Court Silver Spring, MD 20905	1,976 Direct ownership	N/A	*	*

* Less than 1%.

Class B Common Stock is non-voting; Class C Common Stock has limited voting rights equal to one tenth (1/10) of one vote per share. Govinda Giri is the only officer holding Class A Common Stock.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the company. For loans provided to the company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. During the year ended December 31, 2016, the company received $90,000 in proceeds, for which $15,000 in repayments has been made, which has interest rates varying from 8-12% per annum and maturing at various times in 2017. The remaining proceeds received in 2016 were non-interest bearing. As of December 31, 2017 and 2016, principal amounts due to the Chief Executive Officer and shareholders under the loans were $259,797 and $408,279, respectively. For the non-interest bearing loans, the company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2017 and 2016, the company recorded imputed interest expense related to these loans of $22,158 and $21,393, respectively. Interest expense for the years ended December 31, 2017 and 2016 was $4,800 and $6,000, respectively, with $10,800 and $6,000 in accrued interest due as of December 31, 2017 and 2016, respectively.

During the years ended December 31, 2017 and 2016, the Chief Executive Officer contributed services with a fair market value of $12,000 and $82,000, respectively. The contributed services are recorded as additional consideration over the amounts paid of $136,000 and $36,000 per year to the Chief Executive Officer during the years ended December 31, 2017 and 2016, respectively.

The Company leases office space for its operations under a lease, which has a term of one year or less. Rent expense for the years ended December 31, 2017 and 2016 was $99,939 and $15,059, respectively. During 2017 and 2016, the company paid $13,000 and $12,000, respectively, to its Chief Executive Officer for rent. As of April 30, 2018 the company paid $4,000 to its Chief Executive Officer for rent.

SECURITIES BEING OFFERED

The company is offering Shares of its Class C Common Stock. The company has three classes of Common Stock. Class A Common Stock has voting rights equal to one vote per share. Class B Common Stock are non-voting and Class C Common Stock have voting rights equal to one-tenth of a vote per share. Of the 5,000,000 shares of the company's Common Stock, 2,361,000 are classified as Class A, 1,639,000 are classified as Class B and 1,000,000 are classified as Class C.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Class A or C Common Stock is entitled to one vote (Class A) or one-tenth of a vote (Class C) for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

PLAN OF DISTRIBUTION

The company is offering a maximum of 43,481 shares of our Class C Common Stock as described in this Offering Memorandum and may accept up to $1,069,983 in this offering, with a Target Amount of $10,005, in addition to the Class C Common Stock offered under Regulation A. None of the Class C Common Stock being sold in this Offering are being sold by present security holders.

Prospective investors may subscribe for our shares in this Offering only through the StartEngine website.

Transfer Agent

The Company has engaged Computershare Trust Company, N.A. to serve as Transfer Agent to maintain stockholder information on a book-entry basis.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

The company's annual reports are posted on our website, at https://www.sagoon.com/investorpage.html. Annual reports are posted within 120 days after the end of each fiscal year.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this Offering may be found at: https://www.startengine.com/sagoon.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS

SAGOON, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Consolidated Financial Statements as of December 31, 2017 and 2016, and for the years then ended:



To the Stockholders of
Sagoon, Inc. and Subsidiary
Woodbridge, Virginia

INDEPENDENT AUDITOR'S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Sagoon, Inc. and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sagoon, Inc. and subsidiary as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception, has sustained net losses of $4,558,851 and $624,524 for the years ended December 31, 2017 and 2016, respectively, and has an accumulated deficit of $6,293,560 and $1,744,706 as of December 31, 2017 and 2016, respectively. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $596,090 and $297,611 as of December 31, 2017 and 2016, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
April 20, 2018

1

SAGOON, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash	$ 312,112	$ 295,383
Total current assets	312,112	295,383
Property and equipment, net	10,295	14,322
Deferred offering costs	-	35,000
Other assets	4,520	4,520
Total assets	$ 326,927	$ 349,225
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 173,598	$ 34,329
Accrued liabilities	114,265	83,437
Notes payable- net of discounts of $6,407 and $0, respectively	360,542	66,949
Related party notes payable	259,797	408,279
Total current liabilities	908,202	592,994
Notes payable - net of discounts of $0 and $10,785, respectively	-	538,715
Convertible debt - net of discounts of $25,028 and $37,380, respectively	84,972	72,620
Total liabilities	993,174	1,204,329
Commitments and contingencies		
Stockholders' Deficit:		
Common Stock:		
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at December 31, 2017 and 2016, respectively	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at December 31, 2017 and 2016, respectively	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 232,304 and 8,501 issued and outstanding at December 31, 2017 and 2016, respectively	23	1
Additional paid-in capital	5,792,639	889,265
Subscriptions receivable	(155,688)	-
Accumulated deficit	(6,293,560)	(1,744,706)
Accumulated other comprehensive loss	(9,997)	-
Total stockholders' deficit	(666,247)	(855,104)
Total liabilities and stockholders' deficit	$ 326,927	$ 349,225

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

SAGOON, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses:		
General and administrative	826,566	270,887
Sales and marketing	391,832	39,313
Research and development	616,338	228,895
Total operating expenses	1,834,736	539,095
Operating loss	(1,834,736)	(539,095)
Other expenses:		
Interest expense	(125,886)	(85,429)
Loss on extinguishment of note payable	(2,588,232)	-
Total other expenses	(2,714,118)	(85,429)
Loss before provision for income taxes	(4,548,854)	(624,524)
Provision for income taxes	-	-
Net loss	$ (4,548,854)	$ (624,524)
Foreign currency translation loss	(9,997)	-
Other comprehensive loss	$ (4,558,851)	$ (624,524)
Basic and diluted net loss per common share	$ (1.30)	$ (0.19)
Weighted average shares outstanding - basic and diluted	3,508,681	3,360,880

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

4

SAGOON, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount					
December 31, 2015	-	$ -	-	$ -	-	$ -	$ 726,201	$ -	$ (1,120,182)	$ -	$ (393,645)
Allocation of common stock	2,361,000	236	999,800	100	-	-	-	-	-	-	-
Class C common stock issued for cash	-	-	-	-	8,501	1	27,350	-	-	-	27,351
Class B common stock repurchased	-	-	(10,000)	-	-	-	(5,000)	-	-	-	(5,000)
Fair value of officer services	-	-	-	-	-	-	82,000	-	-	-	82,000
Imputed interest on related party notes	-	-	-	-	-	-	21,393	-	-	-	21,393
Beneficial conversion feature	-	-	-	-	-	-	37,321	-	-	-	37,321
Net loss	-	-	-	-	-	-	-	-	(624,524)	-	(624,524)
December 31, 2016	2,361,000	236	989,800	100	8,501	1	889,265	-	(1,744,706)	-	(855,104)
Class C common stock issued for cash	-	-	-	-	96,057	10	2,209,301	(155,688)	-	-	2,053,623
Offering costs	-	-	-	-	-	-	(278,231)	-	-	-	(278,231)
Class C common stock issued for conversion of note payable and accrued interest	-	-	-	-	127,746	12	2,938,146	-	-	-	2,938,158
Fair value of officer services	-	-	-	-	-	-	12,000	-	-	-	12,000
Imputed interest on related party notes	-	-	-	-	-	-	22,158	-	-	-	22,158
Net loss	-	-	-	-	-	-	-	-	(4,548,854)	(9,997)	(4,558,851)
December 31, 2017	2,361,000	$ 236	989,800	$ 100	232,304	$ 23	$ 5,792,639	$ (155,688)	$ (6,293,560)	$ (9,997)	$ (666,247)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

SAGOON, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (4,548,854)	$ (624,524)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,797	5,536
Fair value of officer services	12,000	82,000
Imputed interest on notes payable	22,158	21,393
Amortization of debt discount	16,730	5,611
Loss on extinguishment of notes payable	2,588,232	-
Changes in operating assets and liabilities:		
Accounts payable	139,269	20,399
Accrued liabilities	63,585	60,174
Deferred offering costs	35,000	(51,455)
Net cash used in operating activities	(1,666,083)	(480,866)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,770)	-
Net cash used in investing activities	(1,770)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock	2,053,623	27,351
Offering costs paid	(278,231)	-
Repurchases of common stock	-	(5,000)
Proceeds from convertible notes payable	-	110,000
Proceeds from notes payable	146,990	456,000
Repayment of notes payable	(130,490)	(2,000)
Proceeds from related party notes payable	-	234,550
Repayment of related party notes payable	(97,313)	(74,173)
Net cash provided by financing activities	1,694,579	746,728
Cash effects of foreign currency	(9,997)	
Increase in cash and cash equivalents	16,729	265,862
Cash and cash equivalents, beginning of year	295,383	29,521
Cash and cash equivalents, end of year	$ 312,112	$ 295,383
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 37,401	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Beneficial conversion feature on convertible notes payable	$ -	$ 37,321
Extinguishment of notes payable and accrued interest with Class C Common Stock	$ 349,926	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the "Company") was incorporated in the State of Delaware on December 29, 2006 ("Inception").

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting

The accounting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and are presented in United States Dollars ("USD") using the accrual basis of accounting. Outlined below are those policies considered particularly significant.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of December 31, 2017 has incurred cumulative net losses of $6,293,560 since inception and has a working capital deficit of $596,090. The Company currently has limited liquidity and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2017 and 2016, the Company's cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. All significant intercompany transactions have been eliminated in the consolidation.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents as of December 31, 2017 and 2016 related to convertible notes payable for which the effects would be anti-dilutive.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Deferred Rent

The Company accounts for lease rentals that have either escalating rents or a portion of free rent on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2017 and 2016, the Company's liability related to such was $19,565 and $3,059, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

Revenue Recognition

The Company is in the development stage and has yet to realize revenues from operations. Once the Company has commenced operations, it will recognize revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Research and Development

The Company expenses research and development costs when incurred.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-based Compensation

As of December 31, 2017, the Company has not issued any share-based payments to its employees or third-party consultants. The Company will account for stock options issued to employees and consultants under ASC 718 Compensation-Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period.

The Company will measure compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with ASC 830 *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder's deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2016, the foreign currency translation was immaterial due to the limited amount of assets and liabilities related to our foreign subsidiary. The effect of foreign currency translation gain (loss) has been reflected during the year ended December 31, 2017.

Recently Issued Accounting Guidance

In May 2014, and later amended in August 2015, the Financial Accounting Standards Board ("FASB") issued new Accounting Standards Update ("ASU") regarding revenue recognition under GAAP. This new guidance will supersede nearly all existing revenue recognition guidance and is effective for public entities for annual and interim periods beginning after December 31, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this new guidance on the Company's consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Computers and software	$ 25,736	$ 23,966
Furniture	5,000	5,000
Less: Accumulated depreciation	(20,441)	(14,644)
Property and equipment, net	$ 10,295	$ 14,322

Depreciation expense for the years ended December 31, 2017 and 2016 was $5,797 and $5,536, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of December 31, 2017, the Company owed principal and accrued interest of $66,949 and $48,301, respectively. As of December 31, 2016, the Company owed principal of $66,949 and accrued interest of $32,233. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. Interest expense for the years ended December 31, 2017 and 2016 was $16,068 and $21,307, respectively.

Commencing on September 1, 2015 and through March 27, 2017, the Company borrowed a total of $296,500 and repaid $30,500 from a third party to be used in operations. Under the terms of the agreement, the note incurs interest at 8.0% per annum and is due on demand. As of December 31, 2016, the Company owed principal and accrued interest of $249,500 and $22,117, respectively. In addition, the Company provided the holder with the right to purchase future shares of common stock at a 25% discount to the then fair market value. The agreement doesn't provide for the number of shares or time table to which the right is available. On March 27, 2017, the Company issued the holder and certain related parties a total of 127,746 shares of Class C common stock based upon a conversion price of $2.80 per Class C common share. The Company valued the shares at $2,938,158 based upon $23 per share, the rate to which Class C common stock was being sold to third parties at the time of conversion. The Company recorded a loss on extinguishment of $2,588,232 which represented the fair market value of the Class C common stock issued in excess of the note and accrued interest of $317,169 ($51,169 of which was to related parties) and $32,757 relieved, respectively.

Commencing on October 28, 2016, the Company borrowed a total of $300,000 from a third party to be used in operations. The Company received proceeds of $288,546, net of closing costs. Under the terms of the agreement, the loan is an interest only loan and incurs interest at 12% per annum with interest due monthly and the principal due October 1, 2018. The loan is secured by real property held by the co-founder. As of December 31, 2017, the Company owed principal of $300,000 and accrued interest of $4,309. As of December 31, 2016, the Company owed principal of $300,000 and accrued interest of $5,710, respectively. Interest expense for the years ended December 31, 2017 and 2016 was $36,000 and $5,710, respectively. The discount is being amortized using the straight-line method over the term of the note payable. During the years ended December 31, 2017 and 2016, the Company amortized $4,378 and $669, respectively, of the discount to interest expense. As of December 31, 2017 and 2016, a discount of $6,407 and $10,785, respectively, remained. The Company has reflected the note payable as long-term as of December 31, 2016 and as a current liability as of December 31, 2017 on the accompanying consolidated balance sheet.

Convertible Notes Payable

During the year ended December 31, 2016, the Company received proceeds of $110,000 related to issuances of convertible notes payable to five holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of issuance (dates ranging from August to October 2019) and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $37,321 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the years ended December 31, 2017 and 2016, the Company amortized $12,352 and $4,941, respectively, of the discount to interest expense. As of December 31, 2017 and 2016, a discount of $25,028 and $37,380, respectively, remained. Interest expense for the years ended December 31, 2017 and 2016 was $16,500 and $4,640 with $21,140 and $4,640 in accrued interest due as of December 31, 2017 and 2016, respectively.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. During the year ended December 31, 2016, the Company received $90,000 in proceeds, for which $15,000 in repayments have been made, which have interest rates varying from 8-12% per annum and maturing at various times in 2017. Various notes are in default based on their maturity dates. The remaining proceeds received in 2016 were non-interest bearing. As of December 31, 2017 and 2016, principal amounts due to the Chief Executive Officer and shareholders under these loans was $259,797 and $408,279, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2017 and 2016, the Company recorded imputed interest expense related to these loans of $22,158 and $21,393, respectively. Interest expense for the years ended December 31, 2017 and 2016 was $4,800 and $6,000, respectively, with $10,800 and $6,000 in accrued interest due as of December 31, 2017 and 2016, respectively.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the year ended December 31, 2016, the Company sold 8,501 shares of Class C common stock for net cash proceeds of $27,351.

During the year ended December 31, 2017, the Company sold 96,057 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $2,209,311, for which $155,688 was recorded as a subscription receivable.

The costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense. During the year ended December 31, 2017, the Company included $278,231 of offering costs as an offset to the proceeds from the sale of Class C shares.

During the year ended December 31, 2016, the Company repurchased 10,000 shares of common stock for $5,000.

During the years ended December 31, 2017 and 2016, the Chief Executive Officer contributed services with a fair market value of $12,000 and $82,000, respectively. The contributed services are recorded as additional consideration over the amounts paid of $136,000 and $36,000 per year to the Chief Executive Officer during the years ended December 31, 2017 and 2016, respectively.

See Note 4 for discussion related to imputed interest and conversion of note into shares of Class C common stock.

NOTE 6 - INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2017 and 2016:

	2017	2016
Income tax benefit attributable to:		
Net loss	$ (1,228,191)	$ (212,338)
Permanent differences	729,838	37,061
Valuation allowance	498,353	175,277
Net provision for income tax	$ -	$ -

Net deferred tax assets consisted of the following components as of December 31, 2017 and 2016:

	2017	2016
Deferred tax asset attributable to:		
Net operating loss carryover	$ 973,779	$ 475,426
Valuation allowance	(973,779)	(475,426)
Net deferred tax asset	$ -	$ -

During the years ended December 31, 2017 and 2016, the valuation allowance increased by $498,353 and $175,277, respectively. At December 31, 2017, the Company had approximately $3,244,000 of federal and state gross net operating losses available. The net operating loss carry forward, if not utilized, will begin to expire in 2034 for federal and state purposes.

Based on the available objective evidence, including the Company's limited operating history and current liabilities in excess of assets, management believes it is more likely than not that the net deferred tax assets at December 31, 2017 and 2016, will not be fully realizable. Due to the uncertainty surrounding realization of the deferred tax asset, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2017 and 2016.

The Company files income tax returns in the U.S. and Indian jurisdiction. Income tax returns filed for fiscal years 2013 and earlier are not subject to examination by U.S. federal state tax authorities. Income tax returns for fiscal years 2014 through 2017 remain open to examination by tax authorities in the U.S. and India. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted into law and the new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Consulting

During December 2016, the Company entered into an agreement for placement and advisory services related to the Company's offering. The Company was obligated to pay a monthly fee of $15,000 for five months for these services commencing in March 2017. The contract was ultimately mutually terminated with no additional consideration required.

Operating Lease

During December 2016, the Company entered into a non-cancelable operating lease agreement to lease office space in India. The Company received the first 5 months free, thus, accrued rent of $19,565 and $3,059 is recorded as of December 31, 2017 and 2016, respectively. Future annual minimum payments for the non-cancellable lease as of December 31, 2017 are as follows:

Years ending December 31:

2018		85,094
2019		81,363
	$	166,457

The Company leases office space for its operations under a lease which has a term of one year or less. Rent expense for the years ended December 31, 2017 and 2016 was $99,939 and $15,059, respectively. During 2017 and 2016, the Company paid $13,000 and $12,000, respectively, to its CEO for rent.

NOTE 8 - RELATED PARTY TRANSACTIONS

See Notes 4, 5, and 7 for discussion of transactions with related parties.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent to December 31, 2017 the Company issued a total of 48,242 shares of its Class C Common stock for gross cash proceeds of $1,109,567.

The Company has evaluated events subsequent to the filing date and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

EXHIBIT C TO FORM C

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♡

Sagoon
Connect. Share. Earn.
● Small OPO   🏠 Woodbridge, VA   🏷 E-Commerce   ⦿ US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Connect, Share, and Earn

Invest in Sagoon

As the Internet has continued to evolve, we've seen significant shifts in the way **we communicate and how we make purchases**. Social media has become a steady influence in our everyday lives, with 2.8 billion people across the globe now using at least one network. E-commerce is no different, as we're now able to shop from anywhere, at any time, on any device, bringing a world of products to our fingertips – so much so that a recent estimate suggests the global business-to-consumer cross-border e-commerce market could reach $1 Trillion by 2020*.

However, what's missing is a platform where users can both communicate socially, shop and be rewarded for doing so - until now. Sagoon was founded to fulfil this growing demand.

Sagoon is a *"social movement"*

- We want to build meaningful and productive relationships with

- We want to enrich the quality of social interactions and share our earnings with our users



* Source: Forbes



The Offering

Investment
$23/share │ When you invest you are betting the company's future value will exceed $78.3M.

Perks
Bronze Level - INVEST **OVER** $1,0012
Receive Sagoon "Good Luck" investor ID card.
Receive an invitation to our first shareholder Annual General Meeting (AGM) reception, to which we plan on inviting celebrities.

Silver Level - INVEST **OVER** $10,000
Receive all previous, plus:
2 nights' stay free in a hotel during the AGM reception.
Have some input in how our company is run.

Gold Level - INVEST **OVER** $20,000

Receive all previous, plus:
A free tour of Sagoon's offices in US and India.
Have your name posted on the wall of Sagoon offices.

Platinum Level - INVEST OVER $50,000
Receive all previous, plus.
Have your name posted on a "Golden Plate" in Sagoon's offices

**All perks occur after the offering is completed.*

Product

Sagoon is a FREE social commerce app that enables people of all ages to Connect, Share and Earn. This multi-application platform currently offers three products – MyDay, Secret Sharing and MoodTalk – which allows users to build true connections, share useful experiences, and earn while socializing.


My Day
A tool that visualizes your daily life with your loved ones at home and office.
My Day
Birthday Party
11:00 AM


Open Secret
This tool helps you to share your thought, experience or discovery to create a transparent society you belong to.
ALL
POLITICS
HUMOUR
PERSON
Unknown
SHARE


Mood Talk
Build an emotional connection with your loved ones – NO text, NO phone calls - let your moods do the talking.
Pete Rose
Pretty sure that's what he said
Don't be sad friend
It happens
00:59 left

Users benefit with the current offer:

- Build knowledge base of information that is free from anxiety and depression
- Gain peace of mind and maintain a productive life at home and at work
- Rebuild meaningful connections with their loved ones

GET IT ON Google Play


Private Secret
Don't hide anything inside that creates mental pressure and anxiety. Reveal it and free yourself from the burden. Your message gets deleted after it is read.
I think my cousin is playing tricks on me. His fake stories have already cost me INR 1 lakh.
Sent
Wade Boyd
Omer Khan
Faisal Khan
Showkat Sheikh


Dashboard
Gateway to view your own world.
Sagoon
MY DAY
SECRET
MOODTALK


Me Page
Show a true reflection of your personal and professional life. That's how others know, who you are.
Jennifer
879 Views • 779 Shares
SHARE
Success is not final, failure is not fatal: it is the courage to continue that counts.
OVERVIEW
BASIC INFO
CONTACTS
About Me


Story Traction
Your secret story travels around the world. This tool shows how your secret story became popular.
Tracking
Total Views
3650
Reach
80 Countries, 200 Cities

Android App is Available for Global Users

In Jan 2018, Bollywood star Shraddha Kapoor launched Sagoon's Android app at an event in New Delhi. The launch event symbolized the beginning of a **"New Social World from South Asia"** and promoted the theme of solidarity between **India, Nepal and USA.**

Since its launch, over 1 million people have downloaded this app and support us in our long-term mission of changing the way we use social media today.





Bollywood actor, Shraddah Kapoor sharing a light moment with Sagoon Co-Founder, Swati Dayal

Upcoming Products

Social Smart Card: Coming Soon

Social Smart Card is a single digital card for fulfilling all the shopping and gifting needs of our users. It allows users to earn money while shopping, redeeming coupons and gifting their loved ones. We are planning to launch the beta version of Social Smart Card by the end of 2018.



SocialSmartCard
$5
Priya Goyal
3141 5926 5358 9788
06/15
Sagoon

- **Gift:** Users buy and send gifts to loved ones
- **Shop:** Users redeem buying goods and services
- **Earn:** Users get a percentage back on each transaction

iOS App: Coming Soon

We have a dedicated team working on the development and launch of the iOS app. They are well-versed with latest technologies and are not leaving any stone unturned for ensuring flawless development.

Traction



Users
2.3
MILLION
New Users Sign up Daily (Organic)
25
THOUSAND
Page Views
10
MILLION
Hits/Interaction
32
MILLION
Waiting Users
65
MILLION

Key Considerations



We are focused on more than **$300 billion social commerce market.** We intend that our major revenue sources in the first phase will be “gifting and socializing” coupons.



We believe we are the **pioneer of social media monetization** – a unique business innovation that has the potential to change the way the social media landscape is used today.



We are positioning Sagoon as a **social movement.** The motivation in investing in Sagoon is not just to get financial returns but also to foster innovation from an isolated community and underserved market.



We are a very **passionate and committed team of entrepreneurs**, who have full confidence in what we observe, perform and execute.



The word 'sagoon' is a **well-recognized household name** among billions of people in South Asia and other parts of the world.



We are developing the opportunity for users to **earn money while they socialize with their loved ones**; it will be made possible through a ‘Social Smart Card’ that we believe creates a

spin cycle of positive outcomes - more gifting, more advertising. That is our plan for successful growth.



We have a long-term vision. Since inception, our development headquarter in **India** has focused on South Asia, where more than 600 million potential users access the Internet. We are also located in **Nepal** - a transit spot to **China** where more than 900 million potential users surf the Internet

Market and Competition







Market Size
$31b
$149b
$300b
$34b
Online coupons
Digital gift cards
Social commerce market
Social network
Ad Revenue
Source: CEB TowerGroup

Target Market

At the same time, South Asia and SE Asia is not nearly as enamored with existing social media platforms.

Region	Countries	% of Global Population	% of Global Social Media Accounts
South Asia	India, Pakistan, Bangladesh, Nepal	24%	9%
East Asia	China, Japan, Korea	22%	33%
Southeast Asia	Indonesia, Philippines, Vietnam	9%	11%
North America	US, Canada	5%	8%

37% of South Asia & SE Asia uses social media as compared to 69% of the US.

Source: 2017 Hootsuite, we are social & Pew Internet Social Media Fact Sheet

The Competition
There isn't a clear cut leader in Indian social media
YOUTUBE
34%
FACEBOOK
33%
WHATSAPP
28%
TWITTER
25%



Source: 2017 Hootsuite, we are social

| The Competition

Sagoon's gifting & sharing features should increase both the female & >18-34 yr old engagement

India Social Media Participation Demographics



AGE	TOTAL	Female	Male
TOTAL	191,000,000	24%	76%
13-17	18,000,000	2%	7%
18-24	82,560,000	11%	32%
25-34	57,990,800	7%	23%
35-44	20,360,000	2%	8%
45-54	7,340,000	1%	3%
55-64	3,460,000	0%	1%
65+	1,730,000	0%	1%

Source: 2017 Hootsuite, "We are social"

| The Competition



Technological and Competitive Advantages

R & D Costs	**Product and Services**	**Shared Earnings**
		
We operate and function majorly from India, which lowers our product development cost five	We offer our users to indulge in social media and online gifting from a single platform. This	Users will receive an online "Social Smart Card" that allows them to redeem coupons, give gifts,

times as compared to our competitors'.

way we allow users to save time that one often wastes while going from social sites to different online gifting sites.

and also earn financial rewards – all while socializing with friends and family. Its usage will allow every user to earn a percentage of Sagoon's revenue.

South Asian Market


RUSSIA
KAZAKHSTAN
MONGOLIA
CHINA
INDIA

We think we can hugely influence this market as we believe we culturally fit into it more easily than our competitors.

Technology



We plan to use a data-retrieving method based on advanced mathematical formulae that support **Semantic Web** and **Natural Language Processing (NLP)**, machine learning, artificial intelligence and blockchain technology to support our current and pipeline products.

Our Business

Sagoon aims to be a GIFTING company.
We believe that the company is set to disrupt the $300 billion worth social gifting market and plan to share earnings with every single user by offering to **CONNECT – SHARE – EARN.**

Connect
People want their lives to be more fruitful. We just don't want you to connect. We want you to build a meaningful relationship with your people and want your time on the Sagoon platform to be useful - productive and better organized.

Share
We understand that each relationship in your life is special. Our aim is to enrich the quality of interactions with the people who matter the most to you. We don't want you to share everything you find with your people, which is common on most other platforms. That creates boring relations. Instead, we built a platform where you can share your experiences, feelings and thoughts that would create better bonds or turn out to be a life-saving gift to others.



The complex where Sagoon is located

Earn
We want to share our earnings with you. By spending time with us, we want you to enjoy, and earn knowledge and cash rewards.

Sagoon intends to achieve its mission of making the world a better place to live by helping people build true connections, share useful experiences and earn while socializing. We believe reinventing the concept of social gifting would improve people's relationships and make them cherish each moment spent with their loved ones.

Therefore, we call Sagoon a "social movement" - **CONNECT – SHARE – EARN**

We are in India: Sagoon India Pvt. Ltd.

We are in India to reinvent the wheel. We plan to combine the experience, culture and success of Silicon Valley with the incredible talent that gives India the chance to change the world. Our plan is to roll out the same culture of product delivery, the same business model and retail concept, the same game plan, the same investment opportunity, the same employee benefits, and the same successful management team that a Silicon Valley company would.

We believe we have the potential to go bigger and much better because of the size of the South Asian market compared to the U.S. market – more than 600 million Internet users at present, a figure that is projected to reach more than 700 million by 2018. We have a team and an infrastructure already in place. We plan to hire and build a bigger team with key management, developers and engineers after closing this offering.





We are in Nepal: Sagoon Nepal Pvt.

We are in Nepal to leverage the full potential of the hidden talent that this mountain nation possesses. We admire the hard work, the appetite to learn new things and the hunger of Nepalese to carve a name for themselves to the extent that we have planned to start making a framework of the IT hub in Nepal. We already have established an office in one of the prime locations of Kathmandu and that is just a start.



NEUPANE
TOWER

A Word from Our Founder



"We have a vision of a world where everyone makes money while they socialize. You can help us achieve that vision by investing in Sagoon."

— Govinda Giri

Sagoon, Inc. Launches

Sagoon Inc., a Delaware corporation, was founded by Govinda Giri in the Washington DC area in 2007 with the goal of developing a web search engine.



2007

Govinda Focuses Solely on Sagoon

In September 2013, Govinda quit his job and started developing with a single graphics designer in India.



2013

Sagoon Opens a Development Office in India

In November 2014, Sagoon opened a development office in India as a 100% subsidiary, Sagoon India Pvt. Ltd..



2014

image

Sagoon Launches StartEngine Campaign!

Sagoon starts raising funds on the equity crowdfunding platform StartEngine in July 2017.

2017



2012

Amendment of Sagoon

In 2012, Sagoon Inc. was amended and the incorporation restated, while keeping the same name, with the goal of developing a Social Commerce Platform.



2014

Sagoon

Sagoon Version 1.0 Launches

In July 2014, Sagoon version 1.0 was launched (as a private beta) in Washington DC and India by Bollywood star Manisha Koirala.



2015

Coming Soon
SAGOON 2.1
Simpler.Convenient.Faster

Sagoon Version 2.0 Launches

In November 2015, Sagoon version 2.0 was launched (as a public beta) in Kathmandu by the then Nepal Prime Minister, Mr. KP Sharma Oli.

In the Press







BS Business Standard | prweb | PR Newswire United Business Media | PCQUEST | PR Newswire United Business Media

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Meet Our Team







Govinda Giri

Founder & CEO

Govinda Giri started building Sagoon as a 'search engine' in the basement of his home in the Washington DC area and launched it in 2009. That was a start. Time passed, the world changed. Later, he discovered changing users' trends and behavior with respect to their online lives: 'Search vs Share'. In social sharing, he quickly realized that current online social interaction had become an addiction rather than a replacement for people's offline lives. In 2014, he pivoted Sagoon as a social commerce platform aimed to change the way people use and interact with social media today. Govinda has more than 20 years of working experience in management and IT solutions. At Sagoon, he is responsible for deciding the overall direction of the company and product strategy. His expertise in network design and the development of communication tools allows him to fulfill his role of "chief architect" at Sagoon. Additionally, he manages the service and development of Sagoon's core technology and infrastructure. Govinda is a Cisco-certified network professional and a Microsoft-certified system engineer, who holds a provisional patent for the Random Vector Model Information Relation Method, a core technology developed to resolve computing problems. He has received many awards and accolades due to his contributions to the IT sector. Born and

Kabin Sitoula

Co-founder

Kabin Sitoula brings over 15 years of experience in finance and marketing in the private sector to his role as Sagoon's community outreach specialist. Prior to joining Sagoon in 2014, Sitoula worked at Premier Financial Alliance as the field director for more than four years. At Sagoon, he is responsible for building market strategies, and raising funds and awareness among members of the local community. He currently works part time with the company and is also a self-employed realtor and insurance agent.

Swati Dayal

Co-founder

Swati Dayal has over eight years of experience in web and mobile product design and development. Prior to joining Sagoon in 2014, she worked at Sparx Technologies (located in Noida, India) as a senior UI/UX designer for mobile and web for more than five years. Ms. Dayal is product and operations head at Sagoon, and is responsible for developing innovative products; managing operational systems; strategic planning, process and policy; and the successful delivery of the company's goals and objectives.

raised in Nepal, Govinda has been based in Washington, DC for over 23 years.

Offering Summary

Maximum 46,520 shares of Class C Common Stock ($1,069,983.00)

Minimum 434 shares of Class C Common Stock ($10,005.00)

Company	Sagoon, Inc.
Corporate Address	1980 Teasel Ct. Woodbridge, VA 22192
Description of Business	A social commerce platform whose goal is to define the global standard for social media with it's social path: **CONNECT – SHARE – EARN.**
Type of Security Offered	Class C Common Stock
Purchase Price of Security Offered	$23.00 per share of Class C Common Stock
Minimum Investment Amount (per investor)	$1,012.00 (44 shares)
Classes of Common Stock	There are three classes of Common Stock authorized. Each share of Class A Common Stock has one vote. Class B Common Stock is non-voting. Each share of Class C Common Stock has 1/10 of a vote. The securities offered in this Offering are Class C Common Stock and have limited voting rights.

Investment Rewards

See campaign page or screenshots for full description of campaign perks.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Scripts: FINAL

COPY / NARRATION

Remember first discovering Internet access in the 1990's? The whole world couldn't wait to get connected, or hear YOU'VE GOT MAIL echo from their computers, jumping at the chance to get connected.

And connected we all got.

BACKGROUND / LOGOS MOVING IN WITH DATES WHILE INITIAL NARRATION IS READ

Amazon. 1994.

Friendster. 2002.

LinkedIn and MySpace. 2003.

Facebook. 2004.

Remember the Milk.com. 2005.

The rise of mobile.

Twitter and Instagram.

The rise of online shopping.

Retail Me Not.com. 2010.

Snapchat.

Even with all these choices, a single, simple solution STILL seems demanding to find.

Enter Sagoon.

Govinda Giri-who worked at the PENTAGON as computer engineer, a man with a vision and his talented team of engineers developed Sagoon. Not just to define social commerce and create a positive social environment. But to CONNECT people. To help them form real bonds, to SHARE with each other. To DEFINE social commerce, helping all users EARN while they **CONNECT.**

With a simple goal in mind to help the 65% of adults who now use social networking sites enjoy a more rewarding social environment Sagoon changes the game with:

Social Smart Cards where users can GIFT – buy and send gifts to loved ones – SHOP – easily collect and redeem gift cards and coupons to buy goods/services, and EARN – get a percentage back on each transaction.

No where on any other social media channels can users EARN money, SPEND money, and REDEEM coupons or gift their loved ones while they socialize.

That's the uniqueness and power of Social Smart Cards!

Sagoon's current most popular features among its quarter of a million users include My Day – an internal Sagoon app that organizes everyday lives at home and office. Messaging - for knowledge sharing and building a transparent society. Mood Talk - that simply lets your mood do the talking!

People spend hours per day on social media.

Now it will be Sagoon…where they can **connect, share, earn.**

The vision is to reach millions.

And Sagoon is well on it's way.

The platform gets more valuable the more people use it. Join the movement. Join Sagoon!

_____End_____

STARTENGINE SUBSCRIPTION PROCESS Platform

Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Exhibit 2

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "SAGOON INC. ", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF DECEMBER, A.D, 2006, AT 12:23 O'CLOCK P.M

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



4277576 8100
061200658

/s/ Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State
AUTHENTICATION: 5321772

DATE: 01-03-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:23 PM 12/29/2006
FILED 12:23 PM 12/29/2006
SRV 061200658 - 4277576 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Sagoon Inc.

- **Second:** Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, Zip Code 19808. The registered agent in charge thereof is Corporation Service Company.

- **Third:** The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 3,000 shares (number of authorized shares) with a par value of $0.01 per share.

- **Fifth:** The Corporation is to have perpetual existence.

- **Sixth:** In furtherance and not in limitation of the powers conferred by the laws of the state of Delaware:

    A. The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation.

    B. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

- **Seventh:** The Corporation eliminates the personal liability of each member of its Board of Directors to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that, to the extent provided by applicable law, the foregoing shall not eliminate the liability of a director (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of Title 8 of the Delaware Code or (iii) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such, amendment or repeal.

- **Eighth:** The Corporation reserves the right to amend or repeat any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

- **Ninth:** The name and mailing address of the incorporator are as follows:

Name:	Govinda Giri
Mailing Address:	1980 Teasel Ct, Woodbridge, VA.
Zip Code:	22192

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 15 day of December, 2006.

BY: /s/ Govinda Giri
_____
Govinda Giri, Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SAGOON INC. ", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF DECEMBER, A.D. 2011, AT 4:08 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



4277576 8100
111357908

/s/ Jeffrey W. Bullock
Jeffrey W. Bullock, Secretary of state
AUTHENTICATION: 9267674
DATE : 01-03-12

You may verify this certificate online
at corp. delaware. gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:07 PM 12/30/2011
FILED 04:08 PM 12/30/2011
SRV 111357908 4277576 FILE

FIRST CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF SAGOON INC.

I, Govinda Giri, President of SAGOON INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"). DO HEREBY CERTIFY as follows:

1. The amendment to the Certificate of Incorporation set forth in the following resolutions has been approved by the Corporation's Board of Directors and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

2. In Article Fourth of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

"The total number of shares of all classes of capital stock which the corporation shall have the authority to issue is four million (4,000,000) shares of Common Stock, par value one-hundredth of one cent ($0.0001) per share. Effective as of the date and time the First Certificate of Amendment of the Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the *"Effective Time"),* each one (1) outstanding share of Common Stock immediately prior to the Effective Time, without any action on the part of the holder thereof, shall be converted and reclassified into, and shall immediately represent, seven hundred eighty-seven (787) outstanding shares of Common Stock as of the Effective Time (the *"Split").* Notwithstanding the foregoing, the par value of each share of the outstanding Common Stock shall remain at $0.0001. Each certificate representing shares of Common Stock issued prior to the Effective Time shall automatically represent that number of shares of Common Stock determined in accordance with this Article FOURTH without any further action required to be taken by the holder thereof; *provided, however*, that each holder of record of a stock certificate representing shares of Common Stock, upon surrender of such certificate, shall be issued a new stock certificate representing the number of shares of Common Stock to which such holder is entitled as a result of the Split."

3. That in lieu of a meeting and vote of stockholders, the stockholders have given consent to said amendment in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

4. That the aforesaid amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

*****

IN WITNESS WHEREOF, this Certificate of Amendment has been executed on behalf of the Corporation by its President on this 30th day of December, 2011.

SAGOON INC.

/s/ Govinda Giri

Govinda Giri,
President

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SAGOON INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF JUNE, A.D. 2016, AT 12:05 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



/s/ Jeffrey W. Bullock
Jeffrey W. Bullock, Secretary of state

4277576 8100
SR# 20164284349

Authentication: 202428122
Date: 06-03-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:05 PM 06/03/2016
FILED 12:05 PM 06/03/2016
SR 20164284349 - File Number 4277576

SECOND CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION OF
SAGOON INC.

I, Govinda Giri, President of SAGOON INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), DO HEREBY CERTIFY as follows:

1.   The amendment to the Certificate of incorporation set forth in the following resolutions has been approved by the Corporation's Board of Directors and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

2.   The Fourth Article of the Certificate of Incorporation, previously amended on December 30, 2011, is hereby amended and restated in its entirety to read as follows:

"The total number of shares of all classes of capital stock which the corporation shall have the authority to issue is 5 million (5,000,000) shares of Common Stock, par value one-hundredth of one cent ($0.0001) per share. There shall be three classes of Common Stock: Class A Class B and Class C. Class A Common Stock shall have a Par Value of one-hundredth of one cent ($0.0001) per share, and shall have voting rights equal to one vote per share. Of the 5,000,000 authorized shares of Common Stock, 2,361,000 shares are hereby classified as Class A Common Stock. Class B Common Stock shall have a Par Value of one-hundredth of one cent ($0.0001) per share and shall have no voting rights. Of the 5,000,000 authorized shares of Common Stock, 1,639,000 shares are hereby classified as Class B Common Stock. Class C Common Stock shall have a Par Value of one-hundredth of one cent ($0.0001) per share, shall have limited voting rights equal to one tenth (1/10) of one vote per share. Of the 5,000,000 authorized shares of Common Stock, 1,000,000 shares are hereby classified as Class C Common Stock."

3.   That a special meeting and vote of stockholders was held on May 28, 2016, the stockholders have given consent to said amendment in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

4.   That the aforesaid amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed on behalf of the Corporation by its President on this 3rd day of June, 2016.

SAGOON INC.

/s/ Govinda Giri
Govinda Giri, President